

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 18, 2010

By U.S. Mail and facsimile (212) 930-9725

Ms. Mary Passalaqua
President, Chief Executive Officer and Director
Onyx Service & Solutions, Inc.
7337 Oswego Road
Liverpool, NY 13090

> **Re:** **Onyx Service & Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1/A**
> **File No. 333-165370**
> **Filed November 10, 2010**

Dear Ms. Passalaqua:

We have reviewed your amended registration statement and your responses to our letter dated April 2, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No.1 to Registration Statement on Form S-1/A filed November 10, 2010
Risk Factors, page 7

1. The first Risk Factor on page 8 ("Mary Passalaqua, our chief executive officer and president, also serves as our Principal Financial Officer...") refers Ms. Passalaqua's role in assisting your independent auditors audit your financial statements. However, you have not included any Onyx Service & Solutions audited financials in this Registration Statement. Please revise your document as appropriate.

The Offering, page 14

2.   Please include an entry in this section for the price of common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Period Including January 1, 2009 through Eleven Months Ended November 25, 2009 Compared
to Twelve Months Ended December 31, 2008, page 19

3.   We note your response and revisions to prior comment 3 from our letter dated April 2,
        2010. Please further revise this section to provide a more detailed and thorough
        discussion of changes in your results of operations from period to period. Refer to Item
        303(A)(3) of Regulation S-K for guidance.

Business, page 22

4.   We note your response to comment 8 of our letter dated April 2, 2010. Please revise the
        business section of your Registration Statement to include a discussion of Fresca in
        accordance with the requirements of Section 101(h) of Regulation S-K.

Code of Ethics, page 35

5.   We note your response to comment 14 of our letter dated April 2, 2010. The explanation
        of why you have not adopted a code of ethics is required to be disclosed in your
        Registration Statement. Please revise your Registration Statement as appropriate.

Financial Statements – Onyx Service and Solutions Inc. and Subsidiary
General

6.   We note your response and revisions to prior comment 2 from our letter dated April 2,
        2010. Please address the following related to Onyx Service and Solutions Inc. (Onyx):
        a. We note that you have removed your audited historical combined consolidated
            financial statements and information for Onyx for the five-day stub-period from
            November 25, 2009 (inception) through and ending November 30, 2009 (fiscal
            year end). Please revise to include this audited information, as well as your
            independent auditor's report over these financial statements.
        b. Revise to present unaudited interim combined consolidated financial statements
            and information for Onyx for the period from December 1, 2009 through the most
            recent interim fiscal period (e.g. the nine-month period ended August 31, 2010 as
            presented in your current amendment). Further, revise to present comparative
            unaudited interim combined consolidated financial statements and information for
            your predecessor entity for the same nine-month period for your statement of

> operations and statement of cash flows. Refer to Article 3 of Regulation S-X for guidance.
> c. Revise to include your independent auditor's consent, which was previously included in your original Form S-1 as Exhibit 23.

Consolidated Statement of Cash Flows, page F-5

7. We note the line item "purchase of fixed assets" for $19,842 in your investing activities section of your statement of cash flows. However, we were unable to locate disclosure of this purchase in your financial statements (e.g. in your property and equipment footnote on page F-9). Further, per review of your consolidated balance sheet on page F-2, it does not appear that you hold any fixed assets as of period end. Please revise to clarify this discrepancy.

Note 2. Summary of Significant Accounting, page F-6

8. We note your disclosure on page F-9 that you "had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of June 30, 2010 or 2009, and as such, had no assets or liabilities that fell into the tiers described above." Please address the following:
    a. ASC 820 applies to both assets and liabilities measured at fair value on a recurring and non-recurring basis. As such, please revise to provide the disclosures required by ASC 820 for all assets or liabilities measured at fair value on a recurring basis, or revise to clarify that you do not hold any such assets.
    b. Revise to disclose whether you held any assets or liabilities measured at fair value on either a recurring or non-recurring basis as of the latest period presented (e.g. as of August 31, 2010 for your current amendment).

Note 7. Operating Lease, page F-12

9. We note your disclosure here that you owe approximately $3,000 in rent due to Calloway Properties, a company owned by a related party. Please revise the face of your consolidated balance sheet to present this as an amount due to a related party.

Financial Statements – Fresca Worldwide Trading Corporation and Subsidiary
General

10. We note your response and revisions to prior comment 2 from our letter dated April 2, 2010. Please address the following related to Fresca Worldwide Trading Corporation (FWTC):
    a. As previously requested, revise to include historical financial statements and information for FWTC for the fiscal year ended December 31, 2007 in addition to

the periods you already present in this Amendment. Refer to Article 3 of Regulation S-X for guidance.

b. In addition, please revise your Management's Discussion and Analysis section to disclose information required by Item 303 of Regulation S-K related to changes in FWTC's results of operations between the fiscal years ended December 31, 2008 and 2007.

c. We note the independent auditor's consent from M&K CPAS, PLLC included as Exhibit 23 refers to the report related to Onyx. However, it appears from the auditor's opinion on page F-15 that M&K CPAS, PLLC was the independent auditor for FWTC. Please revise your independent auditor's consent accordingly.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: *(facsimile only)*
        Benjamin Tan
        Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725